Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
Internal Employee Q&A
Why are AMB and ProLogis merging?
The expanded resources and scale of the combined company will enable it to better compete in a global market, taking advantage of market dislocations across business cycles. The companies’ complementary geographic footprints improve global market access for each company. And as the world economy strengthens, we expect to be able to pursue new opportunities. This is a very exciting opportunity to create a bigger, stronger company, a blue chip, global REIT—and we believe that will also create opportunities for many of us here.
When are AMB and ProLogis merging? How long will it take?
Integration planning has already begun. However, until the transaction closes, our companies will continue to operate as separate entities as before. This transaction is subject to customary closing conditions, including SEC and shareholder approvals. We expect the transaction to close by the end of the second quarter.
Why is AMB the right partner for Prologis?
We have many things in common, including a shared focus on operational excellence, a shared commitment to our employees, customers and shareholders, and a dedication to growing a global platform. Both companies bring significant and complementary strengths and highly experienced leadership teams and talented workforces to the merger.
What does “merger of equals” mean?
In a merger of equals, lots of things (commonly referred to as “social” issues) need to be agreed to, like the name, brand, headquarters location, governance and management. These negotiations are all a give and take, since the two companies are coming together as equals, combining all of their people and operations together in one company.
Who will lead the management of the new company?
During the integration the CEO of ProLogis and Hamid will serve as co-CEOs of the new company. After the transaction closes Walt will be responsible for operations and integration of the two platforms and optimizing the merger synergies until he retires on December 31, 2012. Hamid will be responsible for shaping the company’s vision and global strategy and will remain the CEO & Chairman when Walt retires.
How do you plan to integrate the two companies’ cultures?
Open, honest and direct communication won’t change as a result of the merger. Culture is an integral part of both companies, and management will work together to ensure that a great corporate culture becomes a fundamental part of the combined new company.
What can employees expect in the interim?
Our companies will continue to operate as separate entities as before until the transaction closes, although during this period, joint teams from both companies will develop integration plans so the companies will be ready to begin operating together when the merger closes.
Will ProLogis or AMB employees be laid off as a result of the merger?
There will naturally be some overlapping functions. While we have already begun planning for the integration, it is too early to say exactly which functions will be affected. The new company will bring together talent from both companies, and we will inform employees well in advance of any changes. Until the transaction closes, the companies will continue to operate as separate entities as they do now.

How will staffing at various levels throughout the company be determined?
The new company will bring together talent from both companies. We will provide additional information as our integration plans are further developed.
Which functions have the most overlap? What will happen to overlapping positions?
Planning for the integration is well underway. It is too early to say exactly which functions will be affected. The new company will bring together talent from both companies, and we will inform employees well in advance of any changes.
Where will the combined company be located?
Following the close of the transaction, the company’s corporate headquarters will be located in San Francisco, and the company’s operational headquarters will be located in Denver.
Will employees have to relocate as a result of the merger?
It is too early to say for sure. We will maintain operations in San Francisco and Denver, so we do not expect significant relocations but will inform employees well in advance of any changes.
Will there be any change to health and welfare benefits?
Nothing changes for now. Over time, we will decide on health and welfare plans that are best for the combined company as a whole.

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